                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                              ----------------

                                SCHEDULE 13G


           Information statement pursuant to Rule 13d-1 and 13d-2
                  Under the Securities Exchange Act of 1934

                              (Amendment No. 5)


                        TECNOL MEDICAL PRODUCTS, INC.
                              (Name of Issuer)


                       COMMON STOCK, PAR VALUE $0.001
                       (Title of Class of Securities)


                                 878755 10 7
                               (CUSIP Number)


                              ----------------





                      (CONTINUED ON FOLLOWING PAGE(S))





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CUSIP NO. 878755 10 7
---------------------

-------------------------------------------------------------------------------
1)   Name of reporting person: Kirk Brunson
     S.S. or I.R.S. identification number of above person: ###-##-####


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2)   Check the appropriate box if a member of a group            (a) [___]
                                                                 (b) [ X ]
                                                                      ---

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3)   SEC use only


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4)   Citizenship or place of organization

     United States of America

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                          5)      Sole voting power - 1,613,331*

      Number of Shares    -----------------------------------------------------
        Beneficially      6)      Shared voting power - 90,000**
            Owned
             by           -----------------------------------------------------
            Each          7)      Sole dispositive power - 1,588,143*
          Reporting
        Person With:      -----------------------------------------------------
                          8)      Shared dispositive power - 90,000**

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9)   Aggregate amount beneficially owned by each reporting person -
     1,703,331 * and **

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10)  Check box if the aggregate amount in row (9) excludes certain shares [ X ]

     Excludes 667,985 shares held of record by the Tecnol Employee Stock Ownership Plan (the "ESOP") that have been allocated to participant accounts (other than Mr. Brunson's) over which Mr. Brunson shares dispositive power as co-trustee of the ESOP. Mr. Brunson disclaims beneficial ownership of these shares pursuant to Rule 13d-4.

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11)      Percent of class represented by amount in row (9) - 8.5%

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12)      Type of reporting person - IN

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--------------------------------

     * Beneficial ownership of 33,336 shares that Mr. Brunson has the right to acquire upon exercise of an employee stock option is disclaimed pursuant to Rule 13d-4.

     ** Beneficial ownership of 90,000 shares held of record by the ESOP that have not been allocated to participant accounts is disclaimed pursuant to Rule 13d-4.

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                     SECURITIES AND EXCHANGE COMMISSION
                                SCHEDULE 13G


Item 1(a).  Name of Issuer:
            --------------

            Tecnol Medical Products, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------

            7201 Industrial Park Boulevard
            Fort Worth, Texas  76180

Item 2(a).  Name of Person Filing:
            ---------------------

            Kirk Brunson

Item 2(b).  Address of Principal Business Office or, if none, Residence:
            -----------------------------------------------------------

            7201 Industrial Park Boulevard
            Fort Worth, Texas  76180

Item 2(c).  Citizenship:
            -----------

            United States of America

Item 2(d).  Title of Class of Securities:
            ----------------------------

            Common Stock, $0.001 par value

Item 2(e).  CUSIP Number.
            ------------

            878755 10 7

Item 3. If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
            -----------------------------------------------

            Not Applicable

Item 4.     Ownership.
            ---------

            (a)      Amount beneficially owned:  1,703,331.

                         The amount reported includes:  25,188 shares that
                     have been allocated to Mr. Brunson's ESOP account; 90,000 shares held of record by the ESOP for which Mr. Brunson serves as co-trustee, that have not been





                                  Page 3 of 5
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                     allocated to participant accounts as to which Mr. Brunson
                     disclaims beneficial ownership pursuant to Rule 13d- 4; and 33,336 shares that Mr. Brunson has the right to acquire upon exercise of an employee stock option. The amount reported also includes shares that are community property of Mr. Brunson and his wife.

            (b)      Percent of class:  8.5%

            (c)      (i)     Sole power to vote or direct the vote:  1,613,331.

                             The amount reported includes:  25,188 shares that
                     have been allocated to Mr. Brunson's ESOP account. The amount reported also includes 33,336 shares that Mr. Brunson has the right to acquire upon exercise of an employee stock option, beneficial ownership of which is disclaimed.

                     (ii)    Shared power to vote or direct the vote: 90,000.

                             The amount reported includes 90,000 shares held
                     of record by the ESOP, for which Mr. Brunson serves as co-trustee, that have not been allocated to participant accounts. The inclusion of these shares is not to be construed as an admission that Mr. Brunson is the beneficial owner of these shares.

                     (iii) Sole power to dispose or to direct the disposition of: 1,588,143.

                             The amount reported includes shares that are
                     community property of Mr. Brunson and his wife. The amount reported also includes 33,336 shares that Mr. Brunson has the right to acquire upon exercise of an employee stock option, beneficial ownership of which is disclaimed.

                     (iv) Shared power to dispose or to direct the disposition of: 90,000.

                             The amount reported includes 90,000 shares held
                     of record by the ESOP, for which Mr. Brunson serves as co-trustee, that have not been allocated to participant accounts. The inclusion of these shares is not to be construed as an admission that Mr. Brunson is the beneficial owner of these shares.

Item 5.  Ownership of Five Percent or Less of a Class.
         --------------------------------------------

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
         ---------------------------------------------------------------

         Not Applicable





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Item 7.  Identification and Classification of the Subsidiary Which Acquired
         the Security Being Reported on by the Parent Holding Company.
         ------------------------------------------------------------------

         Not Applicable

Item 8.  Identification and Classification of Members of the Group.
         ---------------------------------------------------------

         Not Applicable

Item 9.  Notice of Dissolution of Group.
         ------------------------------

         Not Applicable

Item 10. Certification.
         -------------

         Not Applicable


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:    February 13, 1997                 /s/ Kirk Brunson
                                            -----------------------------------
                                            Kirk Brunson





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